Exhibit 99.1

Successful GMP Production Process for UCART19

NEW YORK--(BUSINESS WIRE)--October 28, 2015--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS) today announced that a series of three production runs of UCART19, its lead TALEN® gene edited product candidate, was performed, confirming the implementation of Cellectis’ manufacturing process in GMP conditions.

The manufacturing process for Cellectis’ allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, allogeneic, engineered CAR T-cells. UCARTs are meant to be readily available CAR T-cells for a large patient population. The TALEN®-based gene editing (knock-out of the TCR-alpha and CD52 genes) is designed to suppress T-cell alloreactivity and confer resistance to alemtuzumab to the T-cells. This important milestone shows that UCARTs can be manufactured in GMP conditions. It also demonstrates the industrial production of UCART19, as well as the capacity of Cellectis’ pipeline of UCART product candidates to be manufactured for clinical investigations.

“It is very exciting to lead a novel allogeneic gene therapy platform at the critical time when a R&D concept is translated into a GMP clinical grade industrial product to be investigated in clinical studies,” said Arjan Roozen, Vice President, GMP Solutions and Manufacturing.

“Cellectis has reached a critical milestone both for the Company and our industry, creating new opportunities for patients. Historically, cell-based therapies have grown in the world of individual grafts. With TALEN®-based gene editing they have now started moving toward that of industrial pharmaceutical products broadly available to patients, and Cellectis, as a leading company in the field of gene editing, is at the forefront of this evolution,” added David J.D. Sourdive, Executive Vice President, Corporate Development.

About UCART19

UCART19 is a potential best-in-class allogeneic engineered T-cell product for treatment of CD19 expressing hematologic malignancies, initially developed in Chronic lymphocytic leukemia (CLL) and Acute lymphoblastic leukemia (ALL). Servier has an option under the collaboration agreement to acquire the exclusive rights to further develop and commercialize UCART19. Engineered allogeneic CD19 T-cells currently stand out as a real therapeutic innovation for treating various types of leukemia and lymphoma. Cellectis’ approach with UCART19 is based on the preliminary positive results from clinical trials using products based on the CAR technology and has the potential to overcome the limitation of the autologous current approach by providing an allogeneic frozen, “off-the-shelf” T-cell based medicinal product.

Arjan Roozen, Vice President GMP Solutions and Manufacturing

Arjan Roozen received a BSc degree in molecular microbiology from Larenstein, Velp in The Netherlands. Arjan joined Cellectis in March 2015. In his present position of VP GMP Solutions & Manufacturing, he is responsible for all GMP pharmaceutical manufacturing activities including the biological raw materials.

Before joining Cellectis, Arjan worked for over 20 years at different biotechnology departments at Centocor, Solvay Pharmaceuticals, Biogen Idec, Crucell, Proxy laboratories and Pharmacell and gained significant experience in QC, QA and manufacturing GMP aspects. The last 4 years within Pharmacell, Arjan Roozen was responsible for GMP operations involved in significant number of cell therapy technology transfer projects as well as responsible for cell therapy commercial products. He was also involved in regulatory audit and filings for EMA and FDA.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media contacts
Jennifer Moore, VP Communications
Phone: 917-580-1088
email: media@cellectis.com
or
Caitlin Kasunich / Dixon Moretz
KCSA Strategic Communications
212-896-1241 / 212-896-1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
Investor relations contact:
Simon Harnest, VP Finance and Investor Relations
Phone: 646-385-9008
email: simon.harnest@cellectis.com